

Mail Stop 3561

August 2, 2016

David G. Dehaemers, Jr.
President and Chief Executive Officer
Tallgrass Energy GP, LP

4200 W. 115th Street, Suite 350
Leawood, Kansas 66211

Re: Tallgrass Energy GP, LP
Registration Statement on Form S-3
Filed June 1, 2016
Response Dated July 8, 2016
File No. 333-211753

Dear Mr. Dehaemers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 2. Please provide us with a representation from the selling security holders that own Tallgrass Energy Holdings, LLC's membership interests that there are no voting agreements or similar agreements between them and that they are not affiliates of one another.

Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products